

Mail Stop 3561

April 6, 2010

Mr. Peter A. Reichard
Chief Executive Officer
Design Source, Inc.
100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517

   Re: **Design Source, Inc.**
      Form 10-K for Fiscal Year Ended March 31, 2009
      Filed June 29, 2009
      File No. 0-52089

Dear Mr. Reichard:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        William H. Thompson
        Accounting Branch Chief